International Energy, Inc.
1200 G Street, NW Suite 800 Washington
District of Columbia 20005

By Edgar

May 27, 2009

United States Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20548
Attention: H. Christopher Owings, Assistant Director
Mail Stop 3561

Re:	International Energy, Inc.--Response to Letter dated May 15, 2009
File No. 333-52040

Dear Sir:

Reference is hereby made to your letter of May 15, 2009 (the “May 15th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the following filings made by the Company:

Form 10-K for the Fiscal Year Ended March 31, 2008, filed June 2, 2008;
Form 10-Q for the Fiscal Quarter Ended June 30, 2008, filed August 14, 2008;
Form 10-Q for the Fiscal Quarter Ended September 30, 2008, filed August 14, 2008; and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed February 13, 2009.

In further response to the May 15th Letter, please be advised that the Company has revised exhibits 31.1 and 31.2 (as attached) to reflect the exact language as set forth in Item 601(b)(31) of Regulation S-K as follows:

International Energy, Inc.

Securities and Exchange Commission
May 28, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Derek Cooper, certify that:

1.      I have reviewed this annual report on Form 10-K of International Energy, Inc. (the “registrant”);

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  May 22, 2008
/s/ Derek Cooper
Derek Cooper
President and Chief Executive Officer

International Energy, Inc.

Securities and Exchange Commission
May 28, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13A-14 OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harmel Rayat, certify that:

1.      I have reviewed this annual report on Form 10-K of International Energy, Inc. (the “registrant”);

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.      The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  May 22, 2008
/s/ Harmel Rayat
Harmel Rayat
Chief Financial Officer “

International Energy, Inc.

Securities and Exchange Commission
May 28, 2009
Re: SEC Comment Letter dated May 15, 2009
Attention: H. Christopher Owings

The Company will revise all future SEC filings to reflect the required language as set forth in Item 601(b)(31) of Regulation S-K.and, to the extent applicable, will conform its future filings to comply with the Staff Comments as set forth in May 15 letter and your letter of March 26, 2009.

We hope that you find the foregoing responsive to the Staff’s comments and appreciate your attention to this filing.  Any questions regarding the Company’s response may be directed to Charles Bell, Chief Executive Officer and Chief Financial Officer, at (800) 676-1006.

Very truly yours,

/s/ Charles Bell
Charles Bell
Chief Executive Officer and Chief Financial Officer